UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SYNCORA HOLDINGS LTD
(Name of Issuer)

Common Shares, $.01 par value
(Title of Class of Securities)

G8018D107
(CUSIP Number)

Craig MacIntyre	with copies to:
Conyers Dill & Pearman	Joseph L. Seiler III
Clarendon House	Dewey & LeBoeuf LLP
2 Church Street, PO Box HM 666	1301 Avenue of the Americas
Hamilton, HMCX, Bermuda	New York, NY 10019

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Cusip No. G8018D107

1 NAME OF REPORTING PERSON: Syncora Private Trust Company Limited, as Trustee of the CCRA Purpose Trust SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS: NA
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (See Instructions) (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS: OO
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda
	7	SOLE VOTING POWER:	0
Number of Shares Beneficially Owned by	8	SHARED VOTING POWER:	30,069,049	(1)
Each Trustee With:	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER	30,069,049	(1)
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:			30,069,049	(1)
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDE CERTAIN SHARES (See Instructions) ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 46% (1)
14 TYPE OF REPORTING PERSON (See Instructions): OO

(1) The filing of this statement on Schedule 13D by Syncora Private Trust Company Limited, as trustee (the “Trustee”) of the CCRA Purpose Trust (the “Trust”) does not constitute, and should not be construed as an admission that either the Trustee or the Trust beneficially owns any securities covered by this Statement or is required to file this Statement.  The Trustee and the Trust disclaim beneficial ownership of the securities covered by this Statement.

Item 1.     Security and Issuer.

    The title and class of equity security to which this statement on Schedule 13D (this “Statement”) relates is the Common Shares, par value $.01 per share (the “Common Shares”), of Syncora Holdings Ltd., a holding company organized under the laws of Bermuda (the “Issuer”). The address of the Issuer’s principal executive offices is A.S. Cooper Building, 26 Reid Street, 4th Floor, Hamilton, Bermuda HM 11.

Item 2.    Identity and Background.

    Syncora Private Trust Company Limited (the “Trustee”) is a company organized under the laws of Bermuda, acting as trustee of the CCRA Purpose Trust (the “Trust”). The Trustee, under a Declaration of Trust, dated as of November 18, 2008 (the “Declaration of Trust”), holds Common Shares on behalf of certain parties to the Master Commutation, Release and Restructuring Agreement, dated as of July 28, 2008 (as amended, the “Settlement Agreement”), by and among the Issuer and certain of its subsidiaries, XL Capital Ltd and certain of its subsidiaries and certain counterparties to credit default swap agreements with certain affiliates of the Issuer (the “Financial Counterparties”). The Settlement Agreement is described in further detail under Item 4 of this Statement. The Trustee’s principal business is to act as trustee of the Trust. The address of the Trustee is Richmond House, 12 Par-la-Ville Road, Hamilton HM 081, Bermuda.

    During the last five years, the Trustee has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Trustee was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

    The three directors of the Trustee are Charles Collis, Craig MacIntyre and Peter Pearman (the “Directors”). The business address of each of the Directors is Richmond House, 12 Par-la-Ville Road, Hamilton HM 081, Bermuda. The Directors are partners at Conyers Dill and Pearman, a law firm headquartered in Bermuda. The address of Conyers Dill & Pearman is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Directors are citizens of the United Kingdom.

    During the last five years, none of the Directors has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

    On November 19, 2008, the 30,069,049 Common Shares to which this filing relates (the “Shares”) were delivered to the Trustee, as trustee of the Trust (the “Delivery”), as contemplated by the Settlement Agreement. The Shares were in the custody of an escrow agent immediately prior to the Delivery and were previously owned by XL Insurance (Bermuda) Ltd, a Bermuda insurer and a wholly-owned indirect subsidiary of XL Capital Ltd, a company organized under the laws of the Cayman Islands.

    Pursuant to the Settlement Agreement, a number of reinsurance agreements, guarantees and other arrangements between the parties were terminated, eliminated or commuted in return for certain payments and transfers by XL Capital Ltd and certain of its subsidiaries, including the Delivery. The Delivery did not require the expenditure of any funds by the Trustee to acquire the Common Shares.

Item 4.    Purpose of Transaction.

    The Delivery was made pursuant to the Settlement Agreement as part of the consideration for the termination, commutation or elimination of certain reinsurance agreements, guarantees and other arrangements between the parties to the Settlement Agreement. The Trustee holds and manages the Shares and manages any dividends and distributions for the benefit of the parties on whose behalf the Shares are held until the Issuer and certain of its subsidiaries, on one hand, and the Financial Counterparties representing not less than the Minimum Consenting CDS Counterparty Restructuring Threshold (as such term is defined in the Settlement Agreement), on the other hand, enter into that certain restructuring agreement contemplated by the Settlement Agreement (the “Counterparties’ Agreement”) or the earlier termination of the Trust as described below. Upon the effective time of the Counterparties’ Agreement, the Trustee shall distribute the Common Shares held in the Trust in accordance with the provisions of that agreement. Furthermore, pursuant to the Declaration of Trust, if all or any portion of the Common Shares are disposed of prior to such time as the Counterparties’ Agreement is reached, the proceeds thereof will be distributed to Syncora Guarantee Inc. (formerly known as XL Capital Assurance Inc. and a subsidiary of the Issuer, “Syncora Guarantee”), which payment or distribution shall be treated as “SCA Share Sale Proceeds” for purposes of Section 6.12 of the Settlement Agreement. If, however, all or any portion of the Common Shares are disposed of on or after such time that the Counterparties’ Agreement is entered into, the proceeds thereof will be distributed as set forth in the Counterparties’ Agreement.

    In addition, the Declaration of Trust provides that the Trustee will terminate the Trust upon the earliest to occur of: (i) November 18, 2013; (ii) the Trustee’s distribution of all proceeds from the sale or other disposition of all assets held in the Trust to the relevant parties in accordance with the provisions of the Declaration of Trust; and (iii) from and after the effective date of the Counterparties’ Agreement, the date the Trust shall be terminated in accordance with the terms of the Counterparties’ Agreement.

    The foregoing summaries of certain provisions of the Settlement Agreement and the Declaration of Trust are not intended to be complete and are qualified in their entirety by reference to the full text of such documents. The Settlement Agreement is filed as Exhibit A, B and C hereto and the Declaration of Trust is filed as Exhibit D hereto, and each is incorporated herein by reference.

    The Trustee does not have any plans or intentions which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)
 As of November 19, 2008, the Trust held 30,069,049 Common Shares representing approximately 46% of the outstanding Common Shares.  The Trustee, as trustee of the Trust, and the Directors may be deemed to be the indirect beneficial owner of these shares.

(b)
 The Trustee, as trustee of the Trust, and the Directors have shared voting and dispositive power with respect to the 30,069,049 Common Shares in accordance with the Shareholder Agreement, dated November 18, 2008 (the “Shareholder Agreement”).  The Shareholder Agreement provides that the Trustee must vote the Shares at each annual or special meeting of stockholders of Issuer at which directors are to be elected (i) in favor of its nominee designated by, or chosen by the Trustee from a list provided by, Syncora Guarantee and the Financial Counterparties and (ii) with respect to each other open board seat then standing for election that is not required to be filled by the Trustee (pursuant to the Shareholder Agreement), in favor of an individual that satisfies certain independence requirements or, in the Trustee’s discretion, a nominee of the Issuer’s board of directors (the “Issuer Board”) that satisfies certain independence requirements.  The process by which the Trustee selects its nominee is described in detail in Item 6 of this Statement.

	(c)	The Trustee has not effected any transactions in the Issuer’s Common Shares during the sixty day period prior to the date hereof.
	(d)	Not applicable
	(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    As a condition to the Settlement Agreement and in connection with the Delivery, the Issuer and the Trustee, as trustee of the Trust, entered into the Shareholder Agreement which sets forth certain rights and obligations of the Trustee. The rights of the Trustee to elect directors to the Issuer Board are set forth in Section 2 of the Shareholder Agreement. Specifically, the Shareholder Agreement provides that at each annual or special meeting of stockholders at which directors are to be elected, the Trustee will have the right to nominate to the Issuer Board the number of nominees equal to one nominee less than a majority of the directors, if the Issuer Board consists of nine or fewer directors, and the number of nominees equal to two nominees less than a majority of the directors, if the Issuer Board consists of ten or more directors. The Shareholder Agreement sets forth the names of the four initial Issuer Board nominees that are to be appointed by the Trustee immediately following the Delivery to the eleven-person Issuer Board. The Shareholder Agreement provides that any director nominee of the Trustee other than the four initial Issuer Board nominees must either be jointly designated by Syncora Guarantee and the Financial Counterparties (or by their designees) or, if they cannot agree, selected by the Trustee from a list prepared jointly by Syncora Guarantee and the Financial Counterparties (or their designees). The list will contain the names of two proposed individuals, with one name proposed by each party, but will not contain any information that would identify the party proposing any particular nominee (i.e., a “blind” process will be followed). Each of the Trustee’s nominees is required to meet certain independence and suitability requirements set forth in the Shareholder Agreement or as otherwise agreed by Syncora Guarantee and the Financial Counterparties (or their designees), and the Issuer’s Nominating & Governance Committee has the right to reject any prospective nominee if such committee reasonably determines, in the good faith discharge of its fiduciary duties, that such prospective nominee does not meet such requirements. The Shareholder Agreement further provides that unless otherwise agreed by Syncora Guarantee and the Financial Counterparties, the Trustee must re-submit the name of each initial Issuer Board nominee and each other director nominee selected in accordance with the foregoing procedures to the Issuer’s Nominating & Governance Committee at the expiration of such person’s then existing term for nomination to the Issuer Board until such time that such person resigns, is removed or otherwise is not available to serve on the Issuer Board.

    The Shareholder Agreement provides that the Trustee will vote the Shares for its own nominees and, with respect to seats that are not required to be filled by its own nominees, in favor of individuals who are independent of Issuer and its subsidiaries, each Financial Counterparty and the Trustee or, in the Trustee’s discretion, are nominees of the Issuer Board (and who are not nominees of the Trustee) such that a majority of the Issuer Board is at all times independent of Issuer and its subsidiaries, each Financial Counterparty and the Trustee. In exercising its discretion, the Trustee must vote the Shares so that a majority of the Issuer Board is at all times independent of Issuer and its subsidiaries, each Financial Counterparty and the Trustee.

    In addition, Section 2 of the Shareholder Agreement provides that until the Trustee, as trustee of the Trust, holds 35% or less of the Issuer’s Common Shares, certain transactions require the approval of the affirmative vote of at least 66 2/3% of the Issuer’s Common Shares. These transactions include the acquisition, sale, lease or transfer of all or substantially all of the assets of Issuer, the discontinuance or redomestication of Issuer, mergers, amalgamations or the liquidation, and dissolution or winding-up of Issuer.

    Furthermore, as a condition to the Settlement Agreement, the Issuer and the Trustee, as trustee of the Trust, have entered into the Registration Rights Agreement, dated November 18, 2008 (the “Registration Rights Agreement”), that sets forth the rights of the Trustee with respect to the registration of the Common Shares it holds. Pursuant to the Registration Rights Agreement, the Issuer has granted certain demand registration rights, piggyback registration rights and other incidental registration rights to the Trustee.

    The foregoing summaries of certain provisions of the Shareholder Agreement and the Registration Rights Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The Shareholder Agreement is filed as Exhibit E hereto and the Registration

Rights Agreement is filed as Exhibit F hereto, and each is incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits.

Exhibit A
Master Commutation, Release and Restructuring Agreement, dated as of July 28, 2008, by and among Syncora Holdings Ltd and certain of its subsidiaries, XL Capital Ltd and certain of its subsidiaries and the other parties thereto (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Syncora Holdings Ltd, filed on July 30, 2008).

Exhibit B
Amendment No. 1, dated as of August 1, 2008, to the Master Commutation, Release and Restructuring Agreement, dated as of July 28, 2008, by and among Syncora Holdings Ltd and certain of its subsidiaries, XL Capital Ltd and certain of its subsidiaries and the other parties thereto (incorporated by reference to Exhibit 4.2 to the Quarterly Report on Form 10-Q of Syncora Holdings Ltd, filed on August 11, 2008).

Exhibit C
Amendment No. 2, effective as of October 15, 2008, to the Master Commutation, Release and Restructuring Agreement, dated as of July 28, 2008, by and among Syncora Holdings Ltd and certain of its subsidiaries, XL Capital Ltd and certain of its subsidiaries and the other parties thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Syncora Holdings Ltd, filed on November 3, 2008).

Exhibit D
Declaration of Trust by Syncora Private Trust Company Limited, dated as of November 18, 2008 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Syncora Holdings Ltd, filed on November 21, 2008).

Exhibit E
Shareholder Agreement, dated November 18, 2008, between Syncora Holdings Ltd and Syncora Private Trust Company Limited (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K of Syncora Holdings Ltd, filed on November 21, 2008).

Exhibit F
Registration Rights Agreement, dated November 18, 2008, between Syncora Holdings Ltd and Syncora Private Trust Company Limited (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K of Syncora Holdings Ltd, filed on November 21, 2008).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 26, 2008

SYNCORA PRIVATE TRUST COMPANY LIMITED

By:	/s/ Craig MacIntyre
Name: Craig MacIntyre
Title: Director

EXHIBIT INDEX

Exhibit A
Master Commutation, Release and Restructuring Agreement, dated as of July 28, 2008, by and among Syncora Holdings Ltd and certain of its subsidiaries, XL Capital Ltd and certain of its subsidiaries and the other parties thereto (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Syncora Holdings Ltd, filed on July 30, 2008).

Exhibit B
Amendment No. 1, dated as of August 1, 2008, to the Master Commutation, Release and Restructuring Agreement, dated as of July 28, 2008, by and among Syncora Holdings Ltd and certain of its subsidiaries, XL Capital Ltd and certain of its subsidiaries and the other parties thereto (incorporated by reference to Exhibit 4.2 to the Quarterly Report on Form 10-Q of Syncora Holdings Ltd, filed on August 11, 2008).

Exhibit C
Amendment No. 2, effective as of October 15, 2008, to the Master Commutation, Release and Restructuring Agreement, dated as of July 28, 2008, by and among Syncora Holdings Ltd and certain of its subsidiaries, XL Capital Ltd and certain of its subsidiaries and the other parties thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Syncora Holdings Ltd, filed on November 3, 2008).

Exhibit D
Declaration of Trust by Syncora Private Trust Company Limited, dated as of November 18, 2008 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Syncora Holdings Ltd, filed on November 21, 2008).

Exhibit E
Shareholder Agreement, dated November 18, 2008, between Syncora Holdings Ltd and Syncora Private Trust Company Limited (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K of Syncora Holdings Ltd, filed on November 21, 2008).

Exhibit F
Registration Rights Agreement, dated November 18, 2008, between Syncora Holdings Ltd and Syncora Private Trust Company Limited (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K of Syncora Holdings Ltd, filed on November 21, 2008).